Dreyfus Stock Index Fund, Inc.
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

April 29, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:      Dreyfus Stock Index Fund, Inc.

           Request for Withdrawal of Post-Effective Amendment No. 29 to the Registration
           Statement on Form N-1A

           (File Nos. 33-27172 and 811-5719)

Ladies and Gentlemen:

Dreyfus Stock Index Fund, Inc. (the "Fund") respectfully requests that Post-Effective Amendment No. 29 to its Registration Statement on Form N-1A (the "Registration Statement") filed on April 27, 2011 ("Post-Effective Amendment No. 29"), together with all exhibits thereto, be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Fund is requesting withdrawal of Post-Effective Amendment No. 29 because it was inadvertently filed prior to the effectiveness date of Post-Effective Amendment No. 28 to the Fund's Registration Statement ("Post-Effective Amendment No. 28") filed on April 14, 2011.  Post-Effective Amendment No. 29 was filed in order to file an exhibit containing interactive data format risk/return summary information using the eXtensible Business Reporting Language (XBRL) relating to Post-Effective Amendment No. 28.  The Fund expects to file another post-effective amendment with an exhibit containing interactive data format risk/return summary information using XBRL after Post-Effective Amendment No. 28 becomes effective on April 30, 2011.

Please direct any questions regarding this matter to the undersigned at (212) 922-8023.

Sincerely,

/s/ Kara Dooley

Kara Dooley

Paralegal